[SRZ Letterhead]
March 6, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: James E. O’Connor, Esq.
          Re:     MVC Capital, Inc., File No. 814-00201
Dear Mr. O’Connor:
     On behalf of MVC Capital, Inc. (the “Fund”), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the definitive proxy statement for the annual meeting (the “Meeting”) of stockholders of the Fund scheduled to be held on April 14, 2009 (the “Definitive Proxy Statement”). This letter and the Definitive Proxy Statement are being filed with the Securities and Exchange Commission (the “Commission”) in order to respond to your comments to the Fund’s preliminary proxy statement filed on January 29, 2009, as discussed with Pamela Poland on February 9, 2009, and to make such other changes as the Fund deems appropriate.
     Below, we describe the changes we have made in response to your comments and provide the information you requested. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. Capitalized terms used but not defined in this letter have the same meanings given in the Definitive Proxy Statement.
1. Please elaborate in the Notice of the Meeting that certain modifications are being proposed in the amended and restated investment advisory and management agreement (the “Amended Agreement”), which is being proposed for approval by stockholders at the Meeting.
The requested clarification has been made.
2. Please provide separate headings for each separate discussion of the Board Committees in the “Board Meetings and Committees” section of the Definitive Proxy Statement.
The requested change has been made.
3. Please clarify on page 13 of the Definitive Proxy Statement that the first part of the incentive fee is the income portion of the incentive fee and that the second part of the incentive fee is the capital gains portion of the incentive fee.
The requested change has been made.

4. Please present the rationale for the Board’s approval of the modified calculation of the Capital Gains Fee in the “Terms of the Amended Agreement” section of the Definitive Proxy Statement, in addition to the discussion in “The Board’s Consideration of the Amended Agreement” section of the Definitive Proxy Statement.
The requested change has been made.
5. Please explain the rationale of the amount of the new expense cap under the Amended Agreement
The expense cap in the Fund’s existing investment advisory and management agreement had a limited term and expired at the end of the Fund’s 2008 fiscal year. In negotiating the Amended Agreement, the Board sought an extension of the expense cap. The Board found the new expense cap of 3.5%, which would apply for an additional two fiscal years, to be reasonable (particularly in light of the fact that the Fund is one of only a few business development companies to have an expense cap). Furthermore, absent the Board’s negotiation of a new expense cap, the Fund would be subject to no expense cap whatsoever.
6. Please further specify in the discussion of the Board’s consideration of the Fund’s investment performance in the “The Board’s Consideration of the Amended Agreement” section of the Definitive Proxy Statement which broader market indices the Board compared the Fund’s investment performance against and the Board’s conclusion regarding the Fund’s investment performance.
The requested clarification has been made.
*          *          *          *
In addition to the foregoing, the Fund acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Fund believes that the foregoing responses, together with changes being made in the Definitive Proxy Statement, are fully responsive to all of the Staff’s comments.
     If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

Sincerely,
/s/ George M. Silfen
George M. Silfen